EXHIBIT 99.1

Fury Initiates Environmental Baseline Studies at the Eau Claire Gold Project in Quebec

TORONTO, April 28, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce commencement of environmental baseline studies (the “Study”) at the Company’s 100% held Eau Claire high-grade gold project (“Eau Claire” or the “Project”), located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec. Fury has engaged Wassah a multidisciplinary firm specializing in environmental services, engineering and forestry. The Study, which will be carried out over the next two years, will include field inventories of the various components of the natural and human environments, establishing baseline conditions for a future environmental impact assessment.

“The initiation of environmental baseline studies for Eau Claire is an important step for Fury, as we advance technical studies. The findings will guide our development strategy and will allow us to design and operate in a manner that minimizes environmental impact while optimizing Eau Claire’s economic potential,” commented Tim Clark, CEO of Fury.

The primary goals of the environmental baseline program are to establish a detailed understanding of current environmental conditions prior to development, identify potential environmental impacts, design mitigation measures, support environmental effects predictions and mine planning, provide data for project permitting, and put in place effective monitoring and remediation strategies. This program will form the foundation for required regulatory authorization applications by providing a comprehensive assessment of the environmental conditions, including air, water, soil, and biotic resources. These studies are an important part of Eau Claire’s mine permitting process.

Founded in 2024, Wassah is a Cree-owned company headquartered in Eastmain, in the Eeyou Istchee Territory in the James Bay region of Quebec. The firm is the result of an association between a Cree partner and environmental and forestry professionals with many years of experience in private practice. The company boasts a first-rate professional and technical framework with qualified employees and stands out for its solid expertise in relations with local communities and the integration of aboriginal workers into every mandate. Rooted in a sustainable vision and respect for traditional knowledge, Wassah delivers innovative, socially responsible projects that protect and preserve natural ecosystems.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.